MAIL STOP 03-06
	January 21, 2005

Joe Puentes, Chief Executive Officer
Pricester.com, Inc.
3900 Hollywood Blvd.
Suite 203
Hollywood, FL 33021

	RE:	Pricester.com, Inc.
		Registration Statement on Form SB-2, Amendment No. 3
		File No. 333-118993
		Filed on January 10, 2005

Dear Mr. Puentes:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please supplementally advise when the merger between Pricester Florida and Pricester Nevada will take place and when the 21,262,250 common shares will be issued to Pricester Florida shareholders.
2. Please tell us, with a view to disclosure, the number of common shares held by Pricester Nevada before the merger and if all of those shares are being registered in this registration statement.
3. We note that the disclosure refers to the Nevada company and the
Florida company, such as risk factors related to the Florida company and "We average over 90,000 ... States." Please revise the disclosure throughout the filing to clarify the operations that relate to the Nevada company and the operations that relate to the Florida company.
Also, revise the disclosure throughout the filing to discuss the business and risks of the Nevada company in case you do not merge with the Florida company, such as the business of and risk factors of a blank check company. As another example, we note the disclosure on page 32 concerning the beneficial ownership table assumes completion of the merger. The disclosure should include a table that sets forth beneficial ownership of the registrant in case the merger does not occur. Also, revise the risk factor on page 9 concerning the related risk.
4. Please tell us the consideration given to completing the merger between the two companies and then filing an amendment to the registration statement to register for resale the 1 million shares of the Nevada company.
5. Please supplementally advise of the number of shareholders of the
Florida company. Also, supplementally advise as to whether you intend to rely upon an exemption from registration to issue the shares to the stockholders of the Florida company.
6. Please expand the appropriate section to discuss how you determined to issue 21 million shares to acquire the Florida company.
7. Please expand the appropriate sections to discuss the material information in your press releases. For example, we note your August
18, 2004 press release about 30,000 members and 10,000 stores registered by year-end. Please expand page 13 to update the disclosure as of the most recent practical date and discuss any material difficulties concerning the registered number compared to the press release. As other examples, we note your July 16, 2004 press release concerning four free "e-books" valued at $100 and the normal price of $799 and your June 11, 2004 press release about "the engine is available in 12 languages ... 160 currencies."

Prospectus Cover Page
8. We note that the date of the prospectus is December 20, 2004, while the registration statement was filed on January 10, 2005. Please update this date in subsequent amendments.
9. Please revise the cross-reference to the risk factors to be more prominent.

Prospectus Summary - Page 5
10. Please disclose if you intend to conduct a business combination in the next twelve months.
11. Refer to prior comment 9. Please provide summary financial information in this section.

Risk Factors - Page 5
12. Refer to the third and seventh bullets of prior comment 12. Please supplementally advise of the consideration given to the risk factors in those bullets.
13. Please expand the risk factors to include examples of the risks.
For example, have you had such interruptions as disclosed on page
7?
Have you had claims for the risks discussed on page 8?
14. You should expand the appropriate section, such as the Business section to discuss the related business in more detail. For example, do you have insurance for the risks discussed on page 8? When did you file the provisional patent on the system? Also, expand page 22 to discuss competition in greater detail. In addition, add a section that discusses government regulation.
15. Refer to prior comment 12 and the examples included in the comment.
Please discuss all material risks related to your business, such as the following:

- The risk related to scaling and adapting your technology to accommodate increased traffic; and

      - Whether your business depends on increasing use of the internet;

Our major competitors could negatively impact our revenues... -
Page 9
16. We reissue prior comment 16. Please compare your revenue with that of Yahoo, Amazon, and Ebay.

Business - Page 10
17. Please delete the sentence on page 10 stating "The 21,262,250 common shares are being registered in this registration statement."
18. Refer to prior comment 21. Please be advised that we may have additional comments on the agreement to be filed.
19. We note your response to prior comment 25. Supplementally submit the U.S. Census Bureau report you relied on and highlight the relevant parts so that we could expeditiously review the material. Also, supplementally provide support for the statement concerning "Setting up a website ... often at considerable cost ... software."
20. Please include in this section your response to prior comment
31.

Pricester Tools Payment System - Page 18

21. Refer to prior comment 34 and prior comment 35. Please discuss the fees or range of fees that PayPal charges related to your business.

Cost of Operation - Page 18
22. Refer to prior comment 37. You state that your monthly expenses are approximately $34,752. Please break down this amount in more detailed items and explain how you calculated this amount.

Revenue Streams - Page 18
23. We note that you have over 3,735 members who have setup websites to sell products and that your Pricester services has been provided since January 2004. Please discuss why your revenue amounted to only
$4,028 during the first nine months of 2004. Also, provide the basis of your statement that "our revenue stream should increase significantly with collected fees."
24. Please revise the disclosure in the table on page 16 and the disclosure on page 20 to be in one section and consistent. Also, quantify the revenues from the products and services

Management`s Discussion and Analysis of Financial Condition and Results of Operations - Page 22
25. Many parts of your disclosure describing the liquidity and operations results merely regurgitate the figures included in your financial statements. MD&A sections should provide an analysis, from the management`s point of view, of how the company performed and what
the management expects in the future. It should discuss the key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of the company. Please revise accordingly.
26. Please describe in more detail how Pricester Florida raised $467,500 through financing activities. Disclose the number and kind of securities issued, to whom they were sold, the price, and which exemption under the Securities Act you relied on.
27. Please discuss why your "Due to related party" increased by $111,550 during the first nine months of 2004.
28. During the first nine months of 2004, we note that your
selling,
general, and administrative expenses increased to $174,364 from
$6,818
and your officers` and directors` compensation increased to
$836,385
from $249,975. Please discuss the reasons for the increase and how such costs will change in the future.
29. We reissue prior comment 51. Please discuss your plan of operations for the next twelve months as required by Item 303(a) of
Regulation S-B. Please provide more details of your specific plan of operations. In this regard, please provide detailed milestones to the business plan, including a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone.
Also, if practical, provide a timeline for reaching each milestone in weeks or months, taking the company to the point of generating first revenues. Also, in your discussion provide, if practical, a detailed analysis of the costs of each step. Clarify how you intend to finance this project.
30. You state that your monthly expenses will increase from $34,752 to
$69,052 in the next twelve months. Please provide in detail the basis of this statement. For example, disclose how much it would cost to employ "100 salespersons throughout the United States" and two additional programmers as well as five additional designers, and to launch an extensive marketing campaign using TV, radio, newspaper and magazine. Discuss how these expenses are reflected in your monthly expenses.

Capital and Source of Liquidity - Page 23
31. Please supplementally advise where you responded to prior comment
52.
Financing Activities-Page 23
32. We see your disclosure of the condensed statement of cash flows in narrative form. However, various amounts in your narrative discussion do not agree to the condensed statement of cash flows for the nine months ended September 30, 2004 presented on page 57. For instance, you describe "Pricester Florida received proceeds from the issuance of common stock of $457,500." However, within your condensed statement of cash flows on page 57, you received $467,500 of proceeds from the issuance of common stock. Revise your narrative within this section to accurately reflect the amounts presented within your condensed statement of cash flows.

Management - Page 26
33. You state that the "directors will serve until the next annual meeting scheduled for the fourth quarter of 2004." Please update this statement.

Executive Compensation - Page 29
34. Please update this section to include year 2004 data. Also, supplementally advise whether you intend to enter into employment agreements with your officers after the merger.

Security Ownership of Certain Beneficial Owners and Management -
Page
21
35. The number of shares outstanding before and after the merger conflicts with the disclosure provided in your summary section. Please reconcile.
36. Refer to prior comment 61. Footnotes to the table state that there are common shares deemed controlled by your officers and director, but not included in the beneficial ownership table. Please include in the table all of the shares beneficial owned by your officers and directors. If part of the shares is indirectly owned, explain in a footnote.

Certain Relationships and Related Transactions - Page 32
37. Your balance sheet shows that parties related to you advanced
$111,550 during the first nine months of 2004. Please describe related transactions in the manner required by Item 404 of Regulation
S-B.
38. Please disclose whether the terms of the transactions discussed in this section are as fair to you as could have been made with unrelated parties.

Determination of Offering Price - Page 33
39. Please clarify the reference to the "The offering price ...
estimated financial needs of Pricester."

Plan of Distribution and Selling Stockholders - Page 34
40. You state that you are registering shares for the account of
54
individuals or entities. However, the table lists 62 individuals or entities as selling shareholders. Please reconcile.
41. Refer to prior comment 68. On page 34, you state that Jim DePelesi agreed to lock up 95,000 shares for one year from the date of effectiveness of this registration statement. Here, however, the table shows that he is selling all of the shares he holds in the current offering. Please reconcile.

Changes in and Disagreements with Accountants - Page 38

42. Revise the third paragraph herein to reference the correct sections of Item 304 of Regulation S-B.
Financial Statements-Page 40
General

43. Please update the financial statements, as applicable, as required
by Item 310(g) of Regulation S-B.
44. We see your reference to Business Advantage #22, Inc.`s
condensed
financial statements as of and for the nine months ended September
30,
2004. However, these financial statements have not been provided within this filing. Revise your filing to include these financial statements.
45. We note your reference to Business Advantage #22, Inc.`s independent auditor report on the financial statements as of and for the year ended December 31, 2003 and 2002 dated August 25, 2004. However, on page 46, the independent auditor`s report for Business Advantage #22, Inc.`s financial statements is dated December 10, 2004.
Please revise your reference to the independent auditor`s report to
accurately reflect the correct opinion date.
46. We note your reference to Pricester.com, Inc.`s independent auditor report on the financial statements for as of and for the year ended December 31, 2003 and 2002 dated July 21, 2004. However, on page 62, the independent auditor`s report for Pricester.com, Inc.`s financial statements is dated December 10, 2004.  Please revise your
reference to the independent auditor`s report to accurately
reflect
the correct opinion date.
Business Advantage No. 22, Inc.-Financial Statements and Notes to Financial Statements as of and for the year ended December 31, 2003 and 2002
Notes to Financial Statements
Note 4. Income Taxes-Page 54

47. We note your response to our comment 74. We see your
disclosure on
page 52 states the "valuation allowance at December 31, 2003 was approximately $1,050. The net change in the valuation allowance for the year ended December 31, 2003 was increase of $100." However, based
upon your tabular information presented in this note to the
financial
statements, the change in the valuation allowance for the year ended
December 31, 2003 appears to be $500 as well as the valuation allowance appears to be $5,250. Please revise your disclosures throughout your filing to accurately reflect your valuation allowance and change in your valuation allowance as of and for the year ended
December 31, 2003.
48. We see that you provide the components of the deferred tax asset
and the effective tax rate reconciliation.   However, we do not
see
your disclosure of the significant components of income tax expense for the year ended December 31, 2003 and 2002. Please revise your disclosure to break out the significant components of income tax expense for the year ended December 31, 2003 and 2002. Refer to paragraph 45 of SFAS 109.
49. We note your introduction to your disclosure of the break-out of the components of your deferred tax asset states "the provisions for income taxes for the years ended December 31, 2003 and 2002 consisted of the following." This could be confusing to investors as this appears to be your break-out of the components of your deferred tax asset in accordance with paragraph 43 of SFAS 109 rather than your disclosure of the significant components of your income tax provision.
Please revise your introduction to this disclosure to accurately describe the information presented.
50. We note your disclosure of your income tax at the federal statutory rate is 34%. However, it appears that your effective tax rate is 0%. Please revise your disclosure to reconcile the statutory tax rate of negative 34% to your effective tax rate of 0%. Refer to paragraph 47 of SFAS 109.
Pricester.com, Inc.-Condensed Financial Statements and Notes to Financial Statements as of and for the nine month period ended September 30, 2004

Notes to Condensed Financial Statements
Note 3. Going Concern-Page 59

51. We note your response to our comment 78.  However, we do not see
that your disclosure has been updated to reflect your response and specific details of the Company`s viable plan of operations and to address the going concern issues as required by FRC 607.02. These disclosures should include any plans to fully develop and market the
Company`s products, any related financing issues and the impact of these plans if they are not successful. Please revise this filing to provide an enhanced description of your plan and what your plans are
after February 2005.   This will allow investors to understand how
you
will fund your operations. For instance, how will you fund operations after February 2005 and for the next twelve months?

Note 4.  Due to Related Party-Page 60

52. We note your response to our comment 63 and 79. As requested previously, please tell us and revise the filing to disclose how you valued these transactions including the option granted to you by Dennis Jordan based upon your description of the transaction on page
32.
53. We note on page 11 and page 32 your description of a related party transaction with Taking a Company Public, Inc., an entity controlled by Dennis Jordon. Revise this note to the condensed financial statements to include the disclosures required by paragraphs 2-4 of
SFAS 57.

Note 5.  Equity Transactions-Pages 60-61

54. We note your response to our comment 80. Please revise the notes to these condensed financial statements and throughout the filing to include the methods and assumptions used in determining the fair value of the equity instruments to employees, officers, directors, and non-employees for services in accordance with SFAS 123.
Pricester.com, Inc.-Financial Statements and Notes to Financial Statements as of and for the year ended December 31, 2003 and 2002

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies-Pages 71-73
Revenue Recognition-Page 72

55. We see that you will recognize website design revenue as earned when the website is complete and control is transferred to the customer. Tell us supplementally and revise this filing to address the following:
a. Tell us how you considered the criteria outlined in SAB 104 for your website design revenue arrangements.
b. Tell us how you considered customer acceptance criteria that must be met before the recognition of revenue occurs.
c. Clarify what is meant by "control is transferred to the customer."
d. Tell us if you will have any ongoing involvement once you have completed the website and how you have contemplated this involvement in your revenue recognition policies. For instance, once you have completed the website, will you provide on-going customer support, maintenance, or provide other services?
e. Tell us how you evaluated these arrangements for the existence of more than one unit of accounting pursuant to EITF 00-21 and discuss the basis for your conclusions.
f. Tell us if the guidance at EITF 99-19 impacts you and why or why not.

56. We also see that you will recognize transaction fee income when funds transfers between the buyer and seller has been authorized. Tell us supplementally and revise this filing to address the following:
a. Describe what type of revenue is comprised of transaction fees. Are these fees comprised of listing fees, payment processing fees, etc?
b. Clarify how transaction fee income is earned, tell us when delivery of the item occurs between the seller and the buyer and how that impacts your required revenue recognition.
c. Tell us how your revenue recognition policies consider the criteria outlined in SAB 104.

57. We see your disclosure on page 17 that you will pay a 10% fee to vendors on all fees Pricester collects through its affiliated programs.
Tell us supplementally and revise this filing to address how you account for these transactions.
58. We also see on page 14 that you offer free products and services to your customers such as wanted, personal website, Pricester chat, etc. Tell us how you account for and present amounts associated with these free products and services in your financial statements. We may have further comments after reviewing your response. Revise the filing as necessary based on our comment.

Note 5.  Income Taxes-Page 74

59. We note your response to our comment 81 as well as your
disclosure
of the components of your deferred tax asset and the effective tax
rate reconciliation for the reporting periods presented.   However,
we
do not see your disclosure of the significant components of income tax expense for the year ended December 31, 2003 and 2002. Revise your disclosure to break out the significant components of income tax expense for the year ended December 31, 2003 and 2002. Refer to paragraph 45 of SFAS 109.
60. We note your introduction to your disclosure of the break-out of the components of your deferred tax asset states "the provisions for income taxes for the years ended December 31, 2003 and 2002 consisted of the following." This could be confusing to investors as this appears to be your break-out of the components of your deferred tax asset in accordance with paragraph 43 of SFAS 109 rather than your disclosure of the significant components of your income tax provision.
Please revise your introduction to this disclosure to accurately describe the information presented.
61. We note your disclosure of your income tax at the federal statutory rate is 34%. However, it appears that your effective tax rate is 0%. Please revise your disclosure to reconcile the statutory tax rate of negative 34% to your effective tax rate of 0%. Refer to paragraph 47 of SFAS 109.

Note 9.  Subsequent Events-Page 76

62. We see you reference to the accounting treatment of this transaction as a reverse acquisition within this disclosure. On page
54 and 61, you also refer to the accounting treatment of this
transaction as a reverse acquisition.   However, on page 11, you
describe the transaction as being accounted for as a recapitalization with no recognition of goodwill and other intangibles. Recapitalization and reverse acquisitions for accounting purposes have different accounting consequences. Revise your description of the transaction throughout the filing to consistently and accurately describe your accounting treatment for this transaction.

Pricester.com, Inc.-Pro-Forma Financial Statements
General

63. We see that you have chosen to present pro-forma financial statements showing the effect of the merger of Pricester.com, Inc., a
Florida Corporation, and Business Advantage No. 22, Inc., a Nevada Corporation. Revise your filing to include the pro-forma balance sheet as of September 30, 2004, which is most recent balance sheet date, pursuant to Article 310(d) of Regulation S-B.

Pro-Forma Consolidated Balance Sheet-Page 77

64. We see that Pricester.com, Inc.`s pro-forma consolidated accumulated deficit as of December 31, 2003 is $(5,250), which is equal to Business Advantage No. 22, Inc.`s accumulated deficit as of
December 31, 2003. The pro-forma consolidated accumulated deficit as of December 31, 2003 should be equal to the accounting acquirer`s accumulated deficit after a recapitalization transaction. Revise your filing to include an updated pro-forma balance sheet that accurately reflects the correct pro-forma accumulated deficit after the recapitalization.

Pro-forma Consolidated Statement of Operations for the year ended
December 31, 2003-Page 79

65. We see Pricester.com, Inc.`s pro-forma weighted average shares outstanding for the year ended December 31, 2003 is 22,262,250. The pro-forma weighted average shares outstanding should be equal to the number of equivalent shares received by the acquiring company multiplied by their weighted average shares outstanding during the period. Revise your filing to update your pro forma weighted average number of shares outstanding for the year ended December 31, 2003 to accurately reflect the number of equivalent shares outstanding during the period.

Part II

Recent Sales of Unregistered Securities - Page 82
66. For securities issued in exchange for services provided by outside consultants or contractors, please describe the nature and amount of services provided. See Item 701(c) of Regulation S-B.

Item 27.  Exhibits-Page 86

67. We see your footnote to Exhibit 16 indicates this exhibit will be filed by an amendment to this filing. Revise this footnote to Exhibit
16 to accurately reflect the status of this exhibit since it was provided within this amendment.

Exhibit 5. Legality Opinion
68. Please correct the number of shares covered by this opinion.
69. Your attorney should provide an opinion under the state law in which you are incorporated. Please advise why this opinion opines upon Florida law.
70. Please delete the sentence stating "This opinion does not address or relate to any specific states securities laws." The opinion must be based upon Nevada law as a whole, including the state Constitution, all statutes, and judicial decisions.

Exhibit 16. Letter from DiRocco & Company re: change in accountant

71. We note the letter from DiRocco & Company refers to the
"Changes
In and Disagreements with Accountants in the amendment to Form SB-
2
dated December 17, 2004 of Pricester.com, Inc., a Nevada corporation."
However, Amendment No. 2 to Form SB-2 was filed on January 4, 2005 and
Amendment No. 3 to Form SB-2 was filed on January 10, 2005.
Please
obtain and provide an updated Exhibit 16 that accurately reflects the appropriate filing date of your amendments.
Exhibit 23.2  Consent of Independent Auditors

72. We see that your auditors "consent to the reference to (their) firm under the caption "Experts" and to the use of (their) report dated December 10, 2004 to amendment 1 to the Registration Statement on Form SB-2 dated December 17, 2004." However, on January 10,
2005
you filed amendment 3 to the Registration Statement on Form SB-2. Please revise the filing to include currently dated consents that clearly describe the registration statement (including the correct date it was filed) that you are consenting to the use of your report in and to the reference to their firm as an expert.
*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please file any required exhibits not previously filed and complete any blank spaces with the next amendment for further staff review before requesting acceleration.

      Update information in the registration statement to the latest practicable date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Tara Harkins at (202) 824-5496 or Jay Webb at
(202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact S. Richard
Lee at (202) 942-2854 or me at (202) 942-1927 with any other questions.

      Sincerely,


      Thomas A. Jones
      Senior Attorney

cc (via fax):	Jody Walker, Esq.
      (fax: 303-220-9902)

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Pricester.com, Inc.
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